Exhibit 99.1

voxeljet AG Fuels the Future of Additive Manufacturing

By harnessing the scalability of powder binder jetting, voxeljet AG (“voxeljet”) and its partners are bringing additive manufacturing to the next level through the large-scale production of complex sand molds and cores for a leading German automotive manufacturer. The solution for automated core printing promises to be the world’s most potent and integrated additive manufacturing solution.

News Highlights

•	voxeljet announces an agreement for delivery of up to five VJET X printers in the upcoming two years, with an initial order of two for installation in 2019.
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The project could potentially call for voxeljet, as subcontractor to the general contractor of the project, to deliver multiple units in the low double-digit range over a five-year period. This project will utilize sand cores for the casting of a critical engine component.

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This will be the first commercialization of voxeljet’s new line of high-speed printers, called VJET X, for the mass-production of complex sand cores. Using its nearly 20 years of research and expertise in precision mechanics, microfluidics and materials science, voxeljet has developed an advanced and more powerful printhead and recoating unit. This next generation print engine significantly reduces the layer time, making VJET X more than ten times faster than previous models.

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VJET X is expected to increase flexibility in production and allows the high-speed manufacturing of more complex geometries compared to conventional methods. Possible benefits are improved performance and increased efficiency.

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented: “We started nearly 20 years ago as a spin-off from Technical University Munich with a clear vision in mind: to replace conventional manufacturing by constantly pushing technological boundaries. Today I can say that, together with our partners, we believe that we are set to become the world’s first company to deliver a 3D printing solution for automotive serial-production. The 3D printing industry is at an inflection point and this achievement marks a key milestone in our mission. We have been working towards realizing this vision since our initial days in 1999, so this is especially exciting for us.”

R&D to Lead the Industry

voxeljet and its partners have taken a major step to reinvent the manufacturing landscape by developing the world’s first 3D production solution capable of replacing conventional manufacturing in mass-production. The new technology allows the production of highly complex sand cores at high speed. These sand cores can be used for the casting of critical engine components. When at full speed, the solution is expected to produce one unit per minute. Leveraging voxeljet’s decades of research and expertise in precision mechanics, microfluidics and materials science, the automated core printing technology will rely upon voxeljet’s next generation VJET X 3D printers, which are more than ten times faster than previous models. The advanced VJET X 3D printers process a new set of inorganic binding materials, which ensure highest environmental compatibility during the casting process. The new technology is projected to increase flexibility in production, improve performance and overall efficiency.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “are set to become”, “believes,” “intends,” “expects,” “projects,” “promises,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. All statements addressing events or developments that voxeljet expects or anticipates will occur in the future, including but not limited to statements relating to voxeljet’s position as the first company to deliver certain product and certain market trends are forward-looking statements. These statements are only predictions based on our current expectations and projections about future events. You should not place undue reliance on these statements. voxeljet cannot provide assurances that the matters described in this press release will be successfully completed or that voxeljet will realize the anticipated benefits of any transaction. Many factors may cause our actual results to differ materially from any forward-looking statement, including our ability to provide products and services satisfactory to our customer, competition in the market, changes in market trends or growth, and the risk factors and other matters set forth in our public. Neither voxeljet nor its partners undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

About voxeljet

voxeljet, the inventor of 3D sand printing, is a leading provider of high-speed, large-format 3D printers as well as on-demand parts services to industrial and commercial customers. voxeljet’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. voxeljet provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit voxeljet.com.